

12061502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monadnock Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 West Ninth Street, #220
(No. and Street)

Wilmington	Delaware	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Bigelow — 302-295-1215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Bigelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monadnock Securities, LP, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27th day of FEB. 2012

Notary Public

Signature

President

Title


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA A. KANDEL, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 19, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONADNOCK SECURITES, LP

CONTENTS

 SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Monadnock Securities, LP

We have audited the accompanying statement of financial condition of Monadnock Securities, LP (the "Partnership") as of December 31, 2011, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monadnock Securities, LP as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index are presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2012


Member of
msi
Global
Alliance
Independent Legal & Accounting Firms

MONADNOCK SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	46,802
Commissions receivable		3,750
Other assets		1,262
	$	**51,814**

PARTNERS' CAPITAL

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

PARTNERS' CAPITAL (Note 2)	**$**	**51,814**

The accompanying notes are an integral part of this statement.

MONADNOCK SECURITIES, LP

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUE:		
Commission revenue	$	11,042
Interest and other income		545
Total revenue		11,587
EXPENSES:		
Professional fees		26,815
Occupancy (Note 3)		4,895
General and administrative		3,437
Regulatory fees		1,825
Total expenses		36,972
NET LOSS	$	(25,385)

The accompanying notes are an integral part of this statement.

MONADNOCK SECURITIES, LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2011

BALANCE, December 31, 2010	$	27,199
Contributions		50,000
Net loss		(25,385)
BALANCE, December 31, 2011	**$**	**51,814**

The accompanying notes are an integral part of this statement.

MONADNOCK SECURITIES, LP

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(25,385)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in accounts payable		(4,611)
Increase in commissions receivable		(3,750)
Increase in other assets		(362)
Net cash used in operating activities		(34,108)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Contributions		50,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		15,892
CASH AND CASH EQUIVALENTS, at beginning of year		30,910
CASH AND CASH EQUIVALENTS, at end of year	**$**	**46,802**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Monadnock Securities, LP (the "Partnership") is a limited partnership organized on February 2, 2009 under the laws of the state of Delaware. The Partnership was founded to allow accredited Investors to selectively participate in alternate private placement stock offerings not typically available to them. The Partnership was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 19, 2010.

Revenue recognition

The Partnership recognizes revenues as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

15c3-3 exemption

The Partnership under Rule 15c3-3(k)(2)(i) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of cash flows, the Partnership considers money market funds with original maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Partnership is recognized as a limited partnership by the Internal Revenue Service. Accordingly, the Partnership's partners are liable for federal and state income taxes on its taxable income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes *(concluded)*

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Partnership files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Partnership is not subject to income tax return examinations by major taxing authorities for years before 2009 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Partnership recording a tax liability that reduces net assets. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Partnership had net capital and net capital requirements of $46,802 and $5,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Partnership leases office space from a related party under a non-cancelable operating lease expiring through 2012. The Partnership paid the related party $4,895 for rent during the year ended December 31, 2011. Future minimum lease payments are $3,960 for the year ending December 31, 2012.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Partnership's financial instruments including cash and cash equivalents, commissions receivable and other assets are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Partnership is in the business of syndicating and marketing private placements of stock to accredited investors. Its business is directly affected by downturns in the market and its ability to raise capital during distressed economic conditions.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

MONADNOCK SECURITIES, LP

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2011

CREDIT:		
Partners' capital	$	51,814
DEBIT:		
Commissions receivable		3,750
Other assets		1,262
Total debits		5,012
NET CAPITAL		46,802
Minimum requirements of 6-2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**41,802**
AGGREGATE INDEBTEDNESS	**$**	**-**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.00 to 1**

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17-a-5 as of December 31, 2011.

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

The Partners of
Monadnock Securities, LP

In planning and performing our audit of the financial statements of Monadnock Securities, LP (the "Partnership"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Partnership's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of msi Global Alliance Independent Legal & Accounting Firms

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Partnership to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

In addition, our review indicated that the Partnership was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2011, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

DCB

This report is intended [redacted] for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, [redacted]

DCB



Greenwood Village, Colorado
February 20, 2012